Exhibit 99.1

June 23, 2022

Dear Riskified Ltd. Shareholders:

We cordially invite you to attend the Annual General Meeting of Shareholders of Riskified Ltd. (the “Meeting”), to be held on July 28, 2022 at 4:00 p.m. (Israel time), at our headquarters at 37 Sderot Sha’ul HaMelech St., Tel Aviv-Yafo 6492806, Israel.

At the Meeting, shareholders will be asked to consider and vote on the matters listed in the enclosed Notice of Annual General Meeting of Shareholders. Our board of directors recommends that you vote FOR each of the proposals listed in the Notice.

Only shareholders of record at the close of business on June 21, 2022 are entitled to notice of and to vote at the Meeting.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the enclosed Notice of Annual General Meeting of Shareholders and the accompanying proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.

We look forward to greeting as many of you as can attend the Meeting.

Sincerely,
/s/ Eido Gal
Chairman of the Board of Directors

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
To be Held at 4:00 p.m. (Israel time) on Thursday, July 28, 2022

Dear Riskified Ltd. Shareholders:

We cordially invite you to attend the Annual General Meeting of shareholders (the “Meeting”) of Riskified Ltd. (the “Company”), to be held on July 28, 2022 at 4:00 p.m. (Israel time), at our headquarters at 37 Sderot Sha’ul HaMelech St., Tel Aviv-Yafo 6492806, Israel.

The following matters are on the agenda for the Meeting (collectively, the “Proposals”):

(1)	to re-elect each of Aaron Mankovski and Erez Shachar as Class I directors, to hold office until the close of the Company’s annual general meeting of shareholders in 2025, and until his respective successor is duly elected and qualified;

(2)	to approve an amendment to the Company’s Compensation Policy for Executive Officers and Directors; and

(3)	to re-appoint Kost Forer Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, as the Company’s independent public auditors for the year ending December 31, 2022 and until the next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

In addition to considering and voting on the foregoing Proposals, members of the Company’s management will be available at the Meeting to discuss the consolidated financial statements of the Company for the fiscal year ended December 31, 2021.

You are entitled to receive notice of, and vote at, the Meeting, or at any adjournment or postponement thereof, if you are a shareholder of record of our Class A ordinary shares, no par value (the “Class A Shares”), or our Class B ordinary shares, no par value (the “Class B Shares” and, collectively with the Class A Shares, the “Shares”), at the close of business on June 21, 2022, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date.

You can vote your Shares by attending the Meeting or by completing and signing the proxy card to be distributed with the proxy statement. If you hold Shares in “street name”, meaning through a bank, broker or other nominee which is one of our shareholders of record at the close of business on June 21, 2022, or which appears in the participant listing of a securities depository on that date, you must follow the instructions included in the voting instruction form you receive from such bank, broker or nominee, and may also be able to submit voting instructions to your bank, broker or nominee by phone or via the Internet. Please be certain to have your control number from your voting instruction form ready for use in providing your voting instructions. If you hold your Shares in “street name,” you must obtain a legal proxy from the record holder to enable you to participate in and to vote your Shares at the Meeting (or to appoint a proxy to do so).

Our board of directors recommends that you vote “FOR” each of the above Proposals, which are further described in the proxy statement.

Under our Amended and Restated Articles of Association, the presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 25% of the voting power of the Shares constitutes a quorum for purposes of the Meeting. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week (to the same day, time and place or to a specified day, time and place). At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their Shares) will constitute a quorum.

Section 66(b) of the Israeli Companies Law, 5759-1999 allows shareholders who hold at least 1% of our outstanding ordinary shares to submit a request to include a proposal on the agenda of a general meeting of our shareholders. Such request made by an eligible shareholder must be received by us no later than June 30, 2022. A copy of the proxy statement (which includes the full version of the proposed resolutions) and a proxy card is being distributed to shareholders and also furnished to the U.S. Securities and Exchange Commission under cover of Form 6-K. Shareholders are also able to review the proxy statement at the “Investor Relations” portion of our website https://ir.riskified.com. or at our headquarters at 37 Sderot Sha’ul HaMelech St., Tel Aviv-Yafo 6492806, Israel, upon prior notice and during regular working hours (email: ir@riskified.com) until the date of the Meeting.

Whether or not you plan to attend the Meeting, it is important that your Shares be represented and voted at the Meeting. Accordingly, after reading this Notice of Annual General Meeting of Shareholders and the proxy statement, please complete, sign, date and mail the proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card. If voting by mail, the proxy card must be received by no later than 11:59 p.m. EDT on July 27, 2022 to be validly included in the tally of Shares voted at the Meeting. Detailed proxy voting instructions will be provided both in the proxy statement and in the proxy card.

By Order of the Board of Directors,

/s/ Eido Gal
Chairperson of the Board of Directors
Date: June 23, 2022

Riskified Ltd.

Proxy Statement
______________

Annual General Meeting of Shareholders
To Be Held at 4:00 p.m. (Israel time) on July 28, 2022

This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the board of directors (the “Board”) of Riskified Ltd. (the “Company” or “Riskified”) to be voted at an Annual General Meeting of Shareholders (the “Meeting”), and at any adjournment or postponement thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on Thursday, July 28, 2022, at 4:00 p.m. (Israel time), at our headquarters at 37 Sderot Sha’ul HaMelech St., Tel Aviv-Yafo 6492806, Israel.

This proxy statement, the attached Notice of Annual General Meeting of Shareholders and the enclosed proxy card or voting instruction form are being made available to holders of the Company’s Class A ordinary shares, no par value (the “Class A Shares”) and Class B ordinary shares, no par value (the “Class B Shares” and, collectively with the Class A Shares, the “Shares”), beginning June 23, 2022.

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on June 21, 2022, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date. You can vote your Shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your Shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The following matters are on the agenda for the Meeting (collectively, the “Proposals”):

(1)to re-elect each of Aaron Mankovski and Erez Shachar as Class I directors, to hold office until the close of the Company’s annual general meeting of shareholders in 2025, and until his respective successor is duly elected and qualified;

(2)to approve an amendment to the Company's Compensation Policy for Executive Officers and Directors; and

(3)to re-appoint Kost Forer Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, as the Company’s independent public auditors for the year ending December 31, 2022 and until the next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

In addition to considering and voting on the foregoing Proposals, members of the Company’s management will be available at the Meeting to discuss the consolidated financial statements of the Company for the fiscal year ended December 31, 2021.

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment and the recommendation of the Board.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above Proposals.

Quorum and Adjournment

As of June 21, 2022, we had 92,827,608 Class A Shares and 74,284,784 Class B Shares issued and outstanding.

Under our Amended and Restated Articles of Association (the “Articles of Association”), the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold Shares representing at least 25% of our voting power. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week (to the same day, time and place or to a specified day, time and place). At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their Shares) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding Shares for a beneficial owner attends the Meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Brokers that hold shares in “street name” for clients (as described below) typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. The only item on the Meeting agenda that may be considered routine is Proposal No. 3 relating to the reappointment of the Company’s independent auditors for the fiscal year ending December 31, 2022; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Israeli Companies Law 5759-1999 (the “Companies Law”), rather than the rules applicable to domestic U.S. reporting companies. Therefore, it is important for a shareholder that holds Shares through a bank or broker to instruct its bank or broker how to vote its Shares, if the shareholder wants its Shares to count for the Proposals.

Vote Required for Approval of Each of the Proposals

The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve each of the Proposals. Each Class A Share outstanding as of the close of business on June 21, 2022, is entitled to one vote on each of the Proposals to be presented at the Meeting and each Class B Share outstanding as of the close of business on June 21, 2022, is entitled to 10 votes on each of the Proposals to be presented at the Meeting. Our Class A Shares and Class B Shares will vote as a single class on each of the Proposals to be presented at the Meeting.

The approval of Proposal No. 2 is also subject to the fulfillment of one of the following additional voting requirements: (i) the majority of the voting power voted at the Meeting in favor of Proposal No. 2, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders or do not have a personal interest in the approval of Proposal No. 2; or (ii) the total voting power of the shareholders mentioned in clause (i) above that is voted against Proposal No. 2 does not exceed two percent (2%) of the total voting power in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company. A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company.

If you do not state that you are not a controlling shareholder or have a personal interest with respect to Proposal No. 2, as applicable, by marking “NO” on the proxy card or your voting instruction form (or in your electronic submission), your Shares will not be voted for Proposal No. 2.

In connection with Proposal No. 2, the Companies Law allows our Board to approve such proposal even if the Meeting has voted against its approval, provided that the Company’s compensation committee (the “Compensation Committee”), and thereafter the Company’s Board, each determines to approve it, based on detailed arguments, and after having reconsidered the matter and concluded that such action is in the best interest of the Company.

Except for purposes of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote. Abstentions will not be treated as either a vote “FOR” or “AGAINST” a matter.

How You Can Vote

You may vote in any of the manners below:

•
By Internet-If you are a shareholder of record, you can submit a proxy over the Internet by logging on to the website listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and submitting a proxy by following the on-screen prompts. If you hold Shares in “street name,” and if the brokerage firm, bank or other similar nominee that holds your Shares offers Internet voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit your proxy over the Internet;

•
By telephone-If you are a shareholder of record, you can submit a proxy by telephone by calling the toll-free number listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and following the prompts. If you hold Shares in “street name,” and if the brokerage firm, bank or other similar organization that holds your Shares offers telephone voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit a proxy by telephone; or

•
By mail-If you are a shareholder of record, you can submit a proxy by completing, dating, signing and returning your proxy card in the postage-paid envelope provided. You should sign your name exactly as it appears on the enclosed proxy card. If you are signing in a representative capacity (for example, as a guardian, executor, trustee, custodian, attorney or officer of a corporation), please indicate your name and title or capacity. If you hold Shares in “street name,” you have the right to direct your brokerage firm, bank or other similar organization on how to vote your Shares, and the brokerage firm, bank or other similar organization is required to vote your Shares in accordance with your instructions. To provide instructions to your brokerage firm, bank or other similar organization by mail, please complete, date, sign and return your voting instruction form in the postage-paid envelope provided by your brokerage firm, bank or other similar organization.

You may also vote in person at the Meeting. However, because a beneficial owner is not a shareholder of record, you must first obtain a “legal proxy” from the bank, broker or nominee that holds your shares, giving you the right to vote the shares at the Meeting.
•Registered Holders

If you are a shareholder of record whose Shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC., you can also vote your Shares by attending the Meeting or by completing and signing a proxy card. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to grant your voting proxy directly to the individuals listed as proxies on the proxy card or to vote in person at the Meeting. Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by sending us a written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a proxy card from a registered holder unless we receive it at our headquarters at 37 Sderot Sha’ul HaMelech St., Tel Aviv-Yafo 6492806, Israel, or Broadridge Financial Solutions, Inc. receives it in the enclosed envelope no later than 11:59 p.m. EDT on Wednesday, July 27, 2022.

If you provide specific instructions (by marking a box) with regard to the Proposals, your Shares will be voted as you instruct. If you sign and return your proxy card or voting instruction form without giving specific instructions your Shares will be voted in favor of each Proposal in accordance with the recommendation of the Board. The persons named as proxies in the enclosed proxy card will vote in their discretion on any other matters that properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 31 of the Articles of Association.

•Beneficial Owners

If you are a beneficial owner of Shares held in a brokerage account or by a trustee or nominee, these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. As a beneficial owner, you have the right to direct your broker, trustee or nominee how to vote, and you are also invited to attend the Meeting.

Because a beneficial owner is not a shareholder of record, you may not vote those Shares directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your Shares, giving you the right to vote the Shares at the Meeting. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your Shares.

Even if you plan to attend the Meeting, the Company recommends that you vote your shares in advance so that your vote will be counted if you later decide not to attend the Meeting.

Who Can Vote

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on June 21, 2022, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date.

Revocation of Proxies

Shareholders of record may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. A shareholder who holds Shares in “street name” should follow the directions of, or contact, the bank, broker or nominee if he, she or it desires to revoke or modify previously submitted voting instructions.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about June 23, 2022. Certain officers, directors, employees and agents of Riskified, may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Shares. We have also engaged Broadridge Financial Solutions, Inc. as our proxy solicitor for the Meeting.

Voting Results

The final voting results will be tallied by the Company based on the information provided by Broadridge Financial Solutions, Inc. or otherwise, and the overall results of the Meeting will be published following the Meeting in a report of foreign private issuer on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission (”SEC”).

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this proxy statement are available at the “Investor Relations” portion of our website, https://ir.riskified.com. The contents of that website are not a part of this proxy statement.

Assistance in Voting your Shares

Your vote is important. If you have questions about how to vote your Shares, you may contact Chet Mandel, Riskified’s Head of Investor Relations, at ir@riskified.com.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth the number of Shares beneficially owned, directly or indirectly, as of June 21, 2022, by (i) each person known by us to be the owner of more than 5% of our outstanding Shares, based on public filings or information provided to us by such shareholders, (ii) each of our directors and executive officers individually, and (iii) all of our directors and executive officers as a group. The number of Shares beneficially owned by each entity, person or director is determined in accordance with SEC rules, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, beneficial ownership includes any Shares over which a person has sole or shared voting power or investment power, or the right to receive economic benefit of ownership, as well as any Shares subject to options, RSUs, warrants or other rights that are currently exercisable or exercisable within 60 days of June 21, 2022. The percentage of outstanding Shares is calculated on the basis of 92,827,608 Class A Shares and 74,284,784 Class B Shares outstanding as of June 21, 2022. Except as otherwise set forth below, the street address of the beneficial owners is c/o Riskified Ltd., 37 Sderot Sha’ul HaMelech St., Tel Aviv-Yafo 6492806, Israel.

	Class A Ordinary Shares		Class B Ordinary Shares (1)
Name of Beneficial Owner	Number	Percent	Number	Percent	Combined Voting Power (2)
Principal Shareholders
Genesis Partners (3)	10,279,312	11.1%	20,558,625	27.7%	25.8%
General Atlantic RK B.V. (4)	5,324,998	5.7%	10,649,996	14.3%	13.4%
Qumra Capital (5)	3,429,987	3.7%	6,859,974	9.2%	8.6%
Pitango Venture Capital (6)	3,081,912	3.3%	6,163,824	8.3%	7.7%
The Phoenix Holdings Ltd. (7)	2,404,727	2.6%	4,390,524	5.9%	5.5%
FMR LLC (8)	1,075,697	1.2%	4,207,370	5.7%	5.2%
Directors and Executive Officers
Eido Gal (9)	4,973,357	5.4%	9,113,300	12.3%	11.5%
Assaf Feldman (10)	4,565,003	4.9%	9,113,300	12.3%	11.5%
Erez Shachar (11)	—	*	—	—	*
Eyal Kishon (12)	—	*	—	—	*
Aaron Mankovski (13)	—	*	—	—	*
Tanzeen Syed (14)	—	*	—	—	*
Jennifer Ceran (15)	6,500	*	—	—	*
Aglika Dotcheva (16)	774,198	*	—	—	*
Naama Ofek Arad (17)	403,415	*	—	—	*
Peter Elmgren (18)	203,210	*	—	—	*
Ravi Kumaraswami (19)	—	*	—	—	*
All executive officers and directors as a group (11 persons) (20)	10,925,683	11.8%	18,226,600	24.5%	23.1%

*				Indicates beneficial ownership of less than 1%.
(1)				The Class B ordinary shares are convertible into Class A ordinary shares on a one-for-one basis, subject to customary conversion rate adjustments for share splits, share dividends and reclassifications. Beneficial ownership of Class B ordinary shares reflected in this table has not also been reflected as beneficial ownership of Class A ordinary shares for which such Class B ordinary shares may be converted.
(2)				The percentage represented under "Combined Voting Power" represents the voting power with respect to all of our Class A and Class B ordinary shares outstanding as of June 21, 2022, voting as a single class. Holders of our Class A ordinary shares are entitled to one vote per share, and holders of our Class B ordinary shares are entitled to ten votes per share.
(3)				Based on information reported on a Schedule 13G on February 9, 2022, Genesis Partners IV L.P. ("Genesis IV") has sole voting power and sole dispositive power over 28,695,225 Class A ordinary shares, which consists of (i) 9,565,075 Class A ordinary shares; and (ii) an additional 19,130,150 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares held by Genesis IV. G.P.R. S.P.V 2 ("GPR") has sole voting power and sole dispositive power over 2,142,711 Class A ordinary shares, which consists of (i) 714,237 Class A ordinary shares; and (ii) an additional 1,428,475 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares that are held by GPR. Genesis Partners IV Management ("Genesis Management") has shared voting power and shared dispositive power over all 30,837,936 Class A ordinary shares held by Genesis IV and GPR by virtue of its principals affiliation with GPR and by being the general partner of Genesis IV. Eyal Kishon has shared voting power and shared dispositive power over all 30,837,936 Class A ordinary shares held by Genesis IV and GPR by virtue of serving as the managing partner of Genesis Management. The business address of Genesis IV, GPR, Genesis Management and Eyal Kishon is 13 Basel Street, Herzliya, 4666013, Israel.
(4)				Based on information reported on a Schedule 13G on February 11, 2022, General Atlantic RK B.V. ("GA RK") has shared voting and dispositive power over 15,974,994 Class A ordinary shares, which consists of 5,324,998 Class A ordinary shares and 10,649,996 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares held by GA RK. GA RK is a wholly owned subsidiary of General Atlantic Coöperatief U.A. ("GA Coop UA"). General Atlantic Partners (Bermuda) IV, L.P ("GAP Bermuda IV"), General Atlantic Partners (Bermuda) EU, L.P. ("GAP Bermuda EU") and General Atlantic Coöperatief, L.P. ("GA Coop LP") (together, the "GA Funds") and GAP Coinvestments III, LLC ("GAPCO III"), GAP Coinvestments IV, LLC ("GAPCO IV"), GAP Coinvestments V, LLC ("GAPCO V") and GAP Coinvestments CDA, L.P. ("GAPCO CDA") (together, the "Sponsor Coinvestment Funds") share beneficial ownership of the shares held of record by GA RK. General Atlantic, L.P. ("GA LP") which is controlled by the Management Committee of GASC MGP, LLC (the "GA Management Committee"), is the managing member of GAPCO III, GAPCO IV and GAPCO V and the general partner of GAPCO CDA. The members that share beneficial ownership of the shares held by GA RK through GA Coop UA are the following GA Funds: GAP Bermuda IV, GAP Bermuda EU and GA Coop LP. The general partner of GAP Bermuda IV and GAP Bermuda EU is General Atlantic GenPar (Bermuda), L.P. ("Genpar Bermuda"). GAP (Bermuda) L.P. ("GAP Bermuda LP"), which is also controlled by the GA Management Committee, is the general partner of Genpar Bermuda and GA Coop LP. The members of the GA Management Committee are William E. Ford, Gabriel Caillaux, Andrew Crawford, Martin Escobari, Anton Levy, Sandeep Naik, E. Graves Tompkins, N. Robbert Vorhoff and Eric Zhang. The business address of GAP Bermuda IV, GAP Bermuda EU, GenPar Bermuda, and GAP (Bermuda) LP is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The address of GA Coop UA is Stadhouderskade 5 H, 1054ES, Amsterdam, The Netherlands. The address of GA LP and each of the Sponsor Coinvestment Funds is c/o General Atlantic Service Company, L.P., 55 East 52nd Street, 33rd Floor, New York, NY 10055. Each of the members of the GA Management Committee disclaims ownership of the Class A ordinary shares set forth above, except to the extent that he has a pecuniary interest therein.
(5)				Based on information reported on a Schedule 13G on February 14, 2022, Qumra Capital I, L.P ("Qumra Capital LP") has sole voting and dispositive power over 6,431,211 Class A ordinary shares, which consists of (i) 2,143,737 Class A ordinary shares; and (ii) an additional 4,287,474 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares, held by Qumra Capital LP. Qumra Capital I Continuation Fund, L.P. ("Qumra Continuation LP") has sole voting and dispositive power over 3,858,750 Class A ordinary shares, which consists of (i) 1,286,250 Class A ordinary shares; and (ii) an additional 2,572,500 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares, held by Qumra Continuation LP. Qumra Capital GP I, L.P. ("Qumra Capital GP"), Qumra Capital Israel I Ltd. ("Qumra Capital GP GP"), Erez Shachar ("Erez Shachar") and Boaz Dinte ("Boaz Dinte") each share voting and dispositive power over 10,289,961 Class A ordinary shares, which consists of (i) 3,429,987 Class A ordinary shares; and (ii) an additional 6,859,974 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares, held by Qumra Capital LP and Qumra Continuation LP. Qumra Capital Serves as the general partner for each of Qumra Capital LP and Qumra Continuation LP. Qumra Capital GP serves as the general partner for Qumra Capital GP. Erez Shachar and Boaz Dinte each hold indirectly 50% of the outstanding equity interests of Qumra Capital GP and, therefore, possess ultimate shared voting and investment authority with respect to all Class A ordinary shares beneficially owned by the Qumra entities. The business address of each Qumra entity is c/o Qumra Capital, 4 Haneviim St., Tel-Aviv, Israel.
(6)				Based on information reported on a Schedule 13G on February 14, 2022, Pitango Growth Fund I, L.P. has sole voting and dispositive power over 9,063,825 Class A ordinary shares, which consists of (i) 3,021,275 Class A ordinary shares; and (ii) an additional 6,042,550 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares, held by Pitango Growth Fund I, L.P. Pitango Growth Principals Fund I, L.P. has sole voting and dispositive power over 181,911 Class A ordinary shares, which consists of (i) 60,637 Class A ordinary shares and (ii) an additional 121,274 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares, held, in the aggregate, by, Pitango Growth Fund I, L.P. and Pitango Growth Principals Fund I, L.P.. Pitango G.E. Fund I, L.P. has shared voting and dispositive power over 9,245,736 Class A ordinary shares, which consists of 3,081,912 Class A ordinary shares; and (ii) an additional 6,163,824 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares, held in the aggregate, by Pitango Growth Fund I, L.P. and Pitango Growth Principals Fund I, L.P., for each of which Pitango G.E. Fund I, L.P. serves as the sole general partner. The partners of Pitango G.E. Fund I, L.P. are one individual and eight private companies that are each owned by one of the following individuals - Rami Beracha, Ayal Itzkovitz, Eyal Niv, Ittai Harel, Rami Kalish, Aaron Mankovski, Chemi Peres and Zeev Binman (the "Pitango Principals"). The Pitango Principals may therefore be deemed to possess shared voting and dispositive power with respect to all Class A ordinary shares and Class B ordinary shares held by the Pitango entities. The business address of each Pitango entity is 11 HaMenofim St., Building B, Herzliya, 4672562, Israel.
(7)				Based on information reported on a Schedule 13G filed on February 7, 2022, The Phoenix Holdings Ltd. ("Phoenix Holdings") has shared voting power over 6,795,251 Class A ordinary shares and shared dispositive power of 6,795,251 of our Class A ordinary shares. The Class A ordinary shares reported by Phoenix Holdings are beneficially owned by various direct and indirect, majority or wholly-owned subsidiaries of Phoenix Holdings (the "Subsidiaries"). The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions. The business address of The Phoenix Holdings Ltd. is Derech Hashalon 53, Givataim, 53454, Israel.
(8)				Based on information reported on a Schedule 13G/A filed on June 10, 2022, FMR LLC has sole voting power over 5,283,067 Class A ordinary shares and sole dispositive power over 5,283,067 Class A ordinary shares. Abigail P. Johnson has sole dispositive power over 5,283,067 Class A ordinary shares. 4,207,370 of the Class A ordinary shares held by FMR LLC and Abigail P. Johnson are issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares, held by investment companies advised by Fidelity Management & Research Company LLC, Fidelity Institutional Asset Management Trust Company, and Fidelity Management Trust Company, indirect wholly-owned subsidiaries of FMR LLC. Abigail P. Johnson is a Director, the Chairman and the Chief Executive Officer of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act ("Fidelity Funds") advised by Fidelity Management & Research Company LLC ("FMR Co. LLC"), a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds' Boards of Trustees. FMR Co. LLC carries out the voting of the shares under written guidelines established by the Fidelity Funds' Boards of Trustees. The business address of FMR LLC and Abigail P. Johnson is 245 Summer Street, Boston, Massachusetts 02210.
(9)				Represents for Mr. Gal, (a) 4,556,650 Class A ordinary shares and 9,113,300 Class B ordinary shares held directly by Mr. Gal, and (b) 416,707 Class A ordinary shares underlying Restricted Share Units (“RSUs”) that are currently vested and exercisable or that will vest and become exercisable within sixty days of June 21, 2022.
(10)				Represents for Mr. Feldman, (a) 4,356,650 Class A ordinary shares and 9,113,300 Class B ordinary shares, which consists of (i) 1,167,100 Class A ordinary shares and 2,734,200 Class B ordinary shares held directly by Mr. Feldman, and (ii) 3,189,550 Class A ordinary shares and 6,379,100 Class B ordinary shares held by Sundance NYC Holdings LLC, and (b) 208,353 Class A ordinary shares underlying RSUs that are currently vested and exercisable or that will vest and become exercisable within sixty days of January 31, 2022. Mr. Feldman has shared voting power over the Class A ordinary shares and Class B ordinary shares held by Sundance NYC Holdings LLC.
(11)				Mr. Shachar holds no ordinary shares directly. Mr. Shachar is a Managing Partner at Qumra Capital, which manages funds that collectively own Class A ordinary shares and Class B ordinary shares. See note 5 above. Mr. Shachar disclaims beneficial ownership of the ordinary shares held by Qumra Capital, except to the extent of his pecuniary interest, if any, in such ordinary shares by virtue of his interest in Qumra Capital and his indirect limited partnership interest in Qumra Capital.
(12)				Mr. Kishon holds no ordinary shares directly. Mr. Kishon is a Managing Partner at Genesis Partners, which manages funds that collectively own Class A ordinary shares and Class B ordinary shares. See note 3 above. Mr. Kishon disclaims beneficial ownership of the ordinary shares held by Genesis Partners, except to the extent of his pecuniary interest, if any, in such ordinary shares by virtue of his interest in Genesis Partners and his indirect limited partnership interest in Genesis Partners.
(13)				Mr. Mankovski holds no ordinary shares directly. Mr. Mankovski is a Managing Partner at Pitango Venture Capital, which manages funds that collectively own Class A ordinary shares and Class B ordinary shares. See note 6 above. Mr. Mankovski disclaims beneficial ownership of the ordinary shares held by Pitango Venture Capital, except to the extent of his pecuniary interest, if any, in such ordinary shares by virtue of his interest in Pitango Venture Capital and his indirect limited partnership interest in Pitango Venture Capital.
(14)				Mr. Syed holds no ordinary shares directly. Mr. Syed is a Managing Director at General Atlantic RK B.V., which manages funds that collectively own Class A ordinary shares and Class B ordinary shares. See note 4 above. Mr. Syed disclaims beneficial ownership of the ordinary shares held by General Atlantic RK B.V., except to the extent of his pecuniary interest, if any, in such ordinary shares by virtue of his interest in General Atlantic RK B.V. and his indirect limited partnership interest in General Atlantic RK B.V.
(15)				Represents for Ms. Ceran, 6,500 Class A ordinary shares underlying RSUs that are currently vested or that will vest within sixty days of June 21, 2022.
(16)				Represents for Ms. Dotcheva, (a) 117,336 Class A ordinary shares held directly by Ms. Dotcheva, and (b) 656,862 Class A ordinary shares underlying options and RSUs that are currently vested and exercisable or that vest and become exercisable within sixty days of June 21, 2022.
(17)				Represents for Ms. Ofek Arad, 403,415 Class A ordinary shares underlying options and RSUs that are currently vested and exercisable or that will vest and become exercisable within sixty days of June 21, 2022.
(18)				Represents for Mr. Elmgren, 203,210 Class A ordinary shares underlying RSUs that are currently vested or that will vest within sixty days of June 21, 2022. Mr. Elmgren will cease employment as the Company’s Chief Revenue Officer, effective as of August 1, 2022.
(19)				Mr. Kumaraswami commenced employment as the Company’s President of Worldwide Field Operations, effective as of May 16, 2022.
(20)				Includes 1,895,047 Class A ordinary shares underlying options and RSUs that are, as applicable, currently vested and exercisable or that will vest within sixty days of June 21, 2022.

COMPENSATION OF EXECUTIVE OFFICERS

For information concerning the annual compensation earned during 2021 by our five most highly compensated executive officers see Item 6.B. of our Annual Report on Form 20-F for the fiscal year ended December 31, 2021, as filed with the SEC on February 25, 2021 (the “Annual Report”), a copy of which is available at the “Investor Relations” portion of our website, https://ir.riskified.com.

CORPORATE GOVERNANCE
Overview

Riskified is committed to effective corporate governance and independent oversight by our Board. Our programs and policies are informed by engagement with our shareholders as well as a guiding principle that the Board is accountable for representing the best interests of our shareholders, accomplished primarily through independence, diversity of experience and engagement with shareholders and other key constituents.

Our Articles of Association provide that we may have no less than three and no more than eleven directors, as may be fixed from time to time by the Board. Our Board currently consists of seven directors. Each of our five current non-executive directors is “independent” as defined under the applicable corporate governance rules of the New York Stock Exchange (“NYSE”), with Mr. Eyal Kishon serving as lead independent director (as further discussed below).

Our directors are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire Board. At each annual general meeting of our shareholders, the term of office of only one class of directors expires. The election or re-election of such class of directors is for a term of office that expires as of the date of the third annual general meeting following such election or re-election. Each director holds office until the annual general meeting of our shareholders in which his or her term expires, unless he or she is removed by a vote of 65% of the total voting power of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our Articles of Association.

Mr. Eido Gal, our Co-Founder, has served as our Chief Executive Officer and as a member of our Board since our inception and currently also serves as chairperson of our Board. Under the Companies Law, the chief executive officer of a public company, or a relative of the chief executive officer, may not serve as the chairperson of the board of directors, and the chairperson of the board of directors, or a relative of the chairperson, may not be vested with authorities of the chief executive officer unless approved by a special majority of the company’s shareholders. The required approval by our shareholders of the re-appointment of our Chief Executive Officer as chairperson of the Board must be obtained no later than five years following July 29, 2021, the closing date of our initial public offering. Further, if our Chief Executive Officer serves as chairperson of the Board, his or her dual office term shall be limited, following the initial five-year period, to three-year terms, subject to shareholder approval.

Corporate Governance Practices

Below, we summarize the key governance practices and policies that our Board believes help advance our goals and protect the interests of our shareholders, including:

What we do
Maintain a majority independent Board	Maintain entirely independent Board committees
Appoint a lead independent director with extensive oversight duties and experience	Base a significant portion of the compensation opportunity of our directors, executive officers and employees on the Company’s financial and share price performance
Use objective pre-established performance measures to set annual incentive targets for our Chief Executive Officer and emphasize pay-for-performance (meaning the earning of annual bonuses are subject to the attainment of such measures)	Regularly review executive compensation and peer group data
Offer equity and cash compensation which we believe appropriately incentivizes our executive officers to deliver both short-term and long-term shareholder value	Cap cash bonus payments and annual equity based compensation
Engage an independent, outside consultant to support the design, analysis and implementation of our compensation programs and to provide advice regarding our executive and non-employee director compensation.

Lead Independent Director

Since our chair of the Board is also our Chief Executive Officer, our Board has appointed Mr. Eyal Kishon as lead independent director, whose responsibilities include presiding over all meetings of the Board at which the chair of the Board is not present, including any executive sessions of the independent directors, approving Board meeting schedules and agendas, and acting as the liaison between the independent directors and the chief executive officer and chair of the Board.

For more information regarding our Board, its committees and our corporate governance practices, see “Part I, Item 6.C. Board Practices” of our Annual Report.

PROPOSAL 1

RE-ELECTION OF DIRECTORS

Background

Our Board currently has seven directors and is divided into three classes with staggered three-year terms as follows:

●	the Class I directors are Aaron Mankovski and Erez Shachar, and their terms expire at the Meeting;

●	the Class II directors are Assaf Feldman and Tanzeen Syed, and their terms expire at our annual meeting of shareholders to be held in 2023; and

●	the Class III directors are Eido Gal, Eyal Kishon and Jennifer Ceran, and their terms expire at our annual meeting of shareholders to be held in 2024.

At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class will be for a term of office that expires on the date of the third annual general meeting following such election or re-election.

At the Meeting, shareholders will be asked to re-elect Aaron Mankovski and Erez Shachar as Class I directors. Each of Aaron Mankovski and Erez Shachar qualifies as an independent director as defined under the applicable rules of the NYSE. Aaron Mankovski serves as the chairperson of the nominating and governance committee. Erez Shachar is a member of our audit committee and our compensation committee. Erez Shachar meets the requirements for financial literacy under the applicable rules and regulations of the SEC and the corporate governance rules of the NYSE.

If re-elected at the Meeting, each of Aaron Mankovski and Erez Shachar will serve until the 2025 annual general meeting of our shareholders, and until his successor has been duly elected and qualified, or until his office is vacated in accordance with our Articles of Association or the Companies Law.

In accordance with the Companies Law, each of Aaron Mankovski and Erez Shachar has certified to us that he meets all the requirements of the Companies Law for election as a director of a public company, and possesses the necessary qualifications and has sufficient time to fulfill his duties as a director of Riskified, taking into account the size and special needs of Riskified.

During 2021, each of the directors standing for re-election at the Meeting attended 100% of the meetings of our Board and the Board committees on which he served during the period in which he served.

The nominating and governance committee of our Board recommended that each of Aaron Mankovski and Erez Shachar be re-elected at the Meeting as a Class I director for a term to expire at the 2025 annual general meeting of our shareholders, and until his respective successor has been duly elected and qualified, or until his office is vacated in accordance with our Articles of Association or the Companies Law. Our Board approved this recommendation.

Biographical information concerning Aaron Mankovski and Erez Shachar is set forth below:

Aaron Mankovski, 65, has served as a member of our board of directors since September 2017. Since 2000, Mr. Mankovski has served as a Managing Partner of Pitango Venture Capital, a venture capital firm founded in 1993. Mr. Mankovski serves as a member of the board of directors of several privately held companies including Tailor Brands Ltd. since February 2020, Silk since May 2009, DriveNets Ltd. since February 2019, and Tabit Technologies Ltd. since March 2020 and Meta Flow (Lumen) since May 2022. Mr. Mankovski has also served as a member of the general Assembly of O.R.T. Technologies Ltd. since October 2020 and as a board observer for Formlabs since October 2013, Tulip since November 2013 and Tomorrow.io since July 2020. Mr. Mankovski is the Founder and former Chairman of IATI – Israel Advanced Technology Industries. Mr. Mankovski founded and was Managing General Partner of Eucalyptus Ventures from 1997 to 2016. Mr. Mankovski holds a B.Sc. from Tel Aviv University in Computer Science and Statistics and served as a pilot in the Israeli Air Force.

Erez Shachar, 58, has served as a member of our board of directors since July 2015. Mr. Shachar is the Co-Founder and Managing Partner of Qumra Capital Management Ltd., a venture capital firm founded in 2013. Since 2004, Mr. Shachar has also served as Managing Partner of Evergreen Venture Partners Ltd., a venture capital firm, focusing on investment opportunities in technology companies. Mr. Shachar served as a member of the board of directors of Fiverr International Ltd. (NYSE: FVRR) from August 2014 to August 2020, Eyeview Inc. from January 2016 to December 2019, Varonis Systems Inc. (Nasdaq: VRNS) from July 2006 to February 2015, Nur Macroprinters Inc. from January 1997 to December 2002, Traiana Inc. from January 2006 to October 2007, Itemfiled Inc. from March 2005 to December 2006, eGlue Business Technologies Inc. from August 2006 to June 2010 and Aduva Inc. from February 2005 to March 2006. Mr. Shachar currently serves as a member of the board of directors of Taboola.com Ltd. (Nasdaq: TBLA), Talkspace, Inc. (Nasdaq: TALK) and several privately held companies. Mr. Shachar holds a B.Sc. in Computer Science from Tel Aviv University in Israel and an M.B.A. from the INSEAD Business School in France.

Proposal

The shareholders are being asked to re-elect each of Aaron Mankovski and Erez Shachar for a term to expire at the 2025 annual general meeting of our shareholders, and until his respective successor is duly elected and qualified, or until their offices are vacated in accordance with our Articles of Association or the Companies Law.

It is proposed that the following resolutions be adopted at the Meeting:

RESOLVED, that Aaron Mankovski be re-elected as a Class I director, to hold office until the close of the Company’s annual general meeting of shareholders in 2025, and until his successor has been duly elected and qualified, or until his office is vacated in accordance with our Articles of Association or the Companies Law; and

FURTHER RESOLVED, that Erez Shachar be re-elected as a Class I director, to hold office until the close of the Company’s annual general meeting of shareholders in 2025, and until his successor has been duly elected and qualified, or until his office is vacated in accordance with our Articles of Association or the Companies Law.

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board unanimously recommends a vote “FOR” the re-election of each of Aaron Mankovski and Erez Shachar as a Class I director for a term to expire at the 2025 annual general meeting.

PROPOSAL 2

APPROVAL OF AN AMENDMENT TO THE COMPANY’S EXECUTIVE OFFICER AND DIRECTOR COMPENSATION POLICY

Background

Pursuant to the Companies Law, all public Israeli companies, including companies whose shares are only publicly traded outside of Israel, such as us, are required to adopt a written compensation policy for their executive officers and directors, which address certain items prescribed by the Companies Law. In July 2021, our shareholders approved our current Compensation Policy for Executive Officers and Directors (the “Compensation Policy”), following review by, and approval of our Board. The Compensation Policy is in effect for a period of five years from our initial public offering, which occurred on July 29, 2021.

Pursuant to the Companies Law, our Compensation Policy must be reviewed from time to time by our Compensation Committee and our Board, to ensure its alignment with the Company’s compensation philosophy and to consider its appropriateness for the Company. Further to the review of our Compensation Policy by our Compensation Committee and Board, we propose shareholders adopt the following amendment to our Compensation Policy:

Amendment to the Equity-Based Compensation Awards Provision

It is proposed to increase the maximum total fair market value of annual equity-based compensation awards that may be granted to each of the Company’s executive officers (as defined in the Compensation Policy, which specifically excludes the Company’s chief executive officer) to the higher of (i) seven time his/her annual salary; or (ii) 1.40% of the Company’s fair market value at the time of the grant. This limitation on the size of equity-based compensation awards that may be granted to our executive officers serves only as a framework for executive officer compensation. The specific compensation terms of our executive officers are subject to the approval of our Compensation Committee and the Board. As such, any future equity grants to our executive officers (excluding the Company’s chief executive officer) that is within the proposed framework may be approved by our Compensation Committee and the Board.

Our Compensation Committee and Board carefully considered and approved the amendment described above as they believe that it provides an appropriate framework to promote our objectives, business plan and long-term strategy, to help retain key executive talent and to create an appropriate mix of long- and short-term incentives for our executive officers while taking into consideration the size and nature of operations of our Company as well as the competitive environment in which we operate. As such, the proposed amendment to the Compensation Policy is intended to help us to attract the best executive talent, incentivize superior individual excellence and to align the interests of our executive officers with our long-term performance, and as a result, with those of our shareholders.

Accordingly, it is proposed to amend Section 13.2 of the Compensation Policy as follows (additions are underlined and bold, and deletions are struck through):

13.2In determining the equity-based compensation granted to each Executive Officer, the Compensation Committee and the Board shall consider the factors specified in Section 13.1 above, and in any event, the total fair market value of an annual equity-based compensation award at the time of grant (not including bonuses paid in equity in lieu of cash) shall not exceed: (i) with respect to the CEO - the higher of (w) seven (7) times his or her annual base salary or (x) 0.5% of the Company’s fair market value at the time of approval of the grant by the Board; and (ii) with respect to each of the other Executive Officers - the higher of (y) seven (7) times his or her annual base salary or (z) ~~0.35%~~ 1.40% of the Company’s fair market value at the time of approval of the grant by the Board.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

RESOLVED, to approve an amendment to the Company’s Compensation Policy for Executive Officers and Directors as detailed in the Proxy Statement, dated June 23, 2022.

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board unanimously recommends a vote “FOR” the amendment to the Company’s Compensation Policy for Executive Officers and Directors

PROPOSAL 3

RE-APPOINTMENT OF INDEPENDENT AUDITORS
AND AUTHORIZATION OF THE BOARD TO FIX THEIR REMUNERATION

Background

Our audit committee and Board have approved the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent public auditors for the year ending December 31, 2022, subject to the approval of our shareholders.

The following table sets forth the total compensation that was paid by the Company and its subsidiaries to the Company’s independent public auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, in each of the previous two fiscal years:

	2021	2020
	(in thousands USD)
Audit fees(1)	$530	$119
Audit-related fees(2)	916	131
Tax fees(3)	109	39

Total	$1,555	$289

(1)	“Audit fees” for the years ended December 31, 2021 and 2020 include fees for the audit of our annual financial statements. This category also includes services that the independent accountant generally provides, such as consents and assistance with and review of documents filed with the SEC
(2)	“Audit-related fees” for the years ended December 31, 2021 and 2020 relate to services in connection with our IPO.
(3)	“Tax fees” for the year ended December 31, 2021 and 2020 were related to ongoing tax advisory, tax compliance and tax planning services.

Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit services, audit-related services and tax services that may be performed by our independent accountants. Unless a type of service to be provided by the independent accountant has received general pre-approval by the audit committee, it requires specific pre-approval by the audit committee. Our audit committee pre-approved all the audit services and all of the non-audit services provided to us and to our subsidiaries since our pre-approval policy was adopted.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

RESOLVED, to re-appoint Kost Forer Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, as the Company’s independent public auditors for the year ending December 31, 2022 and until the next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board unanimously recommends a vote “FOR” the ratification of the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent public auditors for the year ending December 31, 2022.

PRESENTATION AND DISCUSSION OF AUDITED CONSOLIDATED FINANCIAL STATEMENTS

In addition to considering the foregoing agenda items at the Meeting, we will also present our audited consolidated financial statements for the fiscal year ended December 31, 2021. A copy of the Annual Report, including the audited consolidated financial statements for the year ended December 31, 2021, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as on the “Investor Relations” portion of our website at https://ir.riskified.com.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Meeting other than those described in this proxy statement. If any other matters do properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 31 of our Articles of Association, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

Our Annual Report filed with the SEC on February 25, 2022, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the “Investor Relations” portion of the Company’s website at https://ir.riskified.com.

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that the Company is subject to those proxy rules.

By Order of the Board of Directors,

/s/ Eido Gal
Chairperson of the Board of Directors
Dated: June 23, 2022